UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center

Neve Ilan, Israel 9085000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

NANO-X IMAGING LTD (the “Company”) announces that it will hold an Annual General Meeting of Shareholders on Wednesday, December 27, 2023 at 3:00 p.m. (Israel time) (8:00 a.m. EST) at the offices of the Company at The Communications Center, Neve Ilan, Israel. A copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement and the Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-271688, and Form S-8, File No. 333-248322.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Notice and Proxy Statement for the Annual General Meeting of Shareholders to be held on December 27, 2023
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: November 16, 2023

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